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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                      September                     2006
                         ------------------------------------      -----------
Commission File Number                001-32748
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                            CORRIENTE RESOURCES INC.
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                 (Translation of registrant's name into English)

    520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F                       Form 40-F         X
                    ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                              No         X
             ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------
        1. News release, dated September 14, 2006, related to Board approval of the placement of orders for long lead-time equipment for Corriente's Mirador copper-gold mine in southeast Ecuador.


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                                                                      DOCUMENT 1


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[CORRIENTE RESOURCES GRAPHIC OMITTED]       -----------------------------------
                                           | Disclosure statements as required |
                                           | by National Instrument 43-101 are |
                                           | available at our website          |
                                           | www.corriente.com                 |
                                            -----------------------------------

                                 "NEWS RELEASE"
For Immediate Release                                        September 14, 2006
---------------------
TSX: CTQ, AMEX: ETQ


          BOARD APPROVAL GRANTED TO ORDER LONG LEAD TIME EQUIPMENT FOR
                      MIRADOR COPPER - GOLD MINE, ECUADOR

VANCOUVER, BRITISH COLUMBIA, September 14, 2006 - Corriente Resources Inc., announced today that the Board of Directors has reviewed the development status of the Mirador mine and has approved the placement of orders for long lead-time equipment for its Mirador copper-gold mine in southeast Ecuador. This equipment includes the main components of the grinding circuit such as the SAG and Ball Mills. The company is working on a timeline which calls for production at Mirador in the 4th Quarter of 2008 and these items are on the critical path to meet that deadline.

Capital investment budgeted to be spent through the end of 2006 totals approximately CDN $28 Million and is available from our current cash resources of over CDN$135 Million. In addition to providing funds for equipment orders, these expenditures include infrastructure work for bridges and roads to provide improved access to the Mirador area and the planned pit and will allow Corriente to continue to grow the mining and construction team from the strong core group in place in Ecuador.

Ken Shannon, CEO of Corriente commented, "We feel the junior copper sector's capacity to complete on new projects and deliver copper concentrate by the end of 2008 is quite low and as a result, we are very focused on maintaining our copper mine development head-start for the benefit of our shareholders. The current forward curve on copper to 2011 averages above US$2.25 per pound, which compares favorably with the base copper price of $1.00/lb used in our April 2005 Mirador Feasibility Study. This much higher copper price means that during our planned first full three years of operations, we have a potential cash flow stream that is significantly higher than what we had previously modeled, which will offset capital cost increases that are currently prevalent in our sector."

ABOUT CORRIENTE

Corriente has commenced construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Panantza , San Carlos, and Mirador Norte. Delination drilling is underway at Panantza and additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.


"Ken Shannon"
Kenneth R. Shannon
Chief Executive Officer

 For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com.


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[CORRIENTE RESOURCES GRAPHIC OMITTED]


Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's Mirador project to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's Management Discussion and Analysis (Risk Factors) for the most recent period as found at www.sedar.com.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CORRIENTE RESOURCES INC.
                                         --------------------------------------
                                                      (Registrant)

Date:    September 14, 2006              By: /S/ DARRYL F. JONES
         -------------------------           ----------------------------------
                                             Name:  Darryl F. Jones
                                             Title: Chief Financial Officer